UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number:  001-36231

Scorpio Bulkers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 is a copy of the press release of Scorpio Bulkers Inc. (the "Company"), dated March 16, 2016, announcing that it intends to offer, issue and sell to the public 21,000,000 shares of its common stock, par value $0.01 per share, through an underwritten public offering.
Attached as Exhibit 99.2 is a copy of the press release of the Company, dated March 17, 2016, announcing that it has priced its previously announced underwritten public offering of 21,000,000 shares of common stock.
Attached as Exhibit 99.3 is a copy of the Underwriting Agreement, dated March 17, 2016, by and among the Company and Clarksons Platou Securities AS, as representatives of the several underwriters named in Schedule I thereto, relating to the public offering and sale of 21,000,000 common shares of the Company.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-201354) filed with the Securities and Exchange Commission on January 2, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO BULKERS INC.
(registrant)

Dated: March 18, 2016	By:	/s/ Hugh Baker
Hugh Baker
Chief Financial Officer